UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SUTRON CORPORATION

(Name of Subject Company (Issuer))

SATELLITE ACQUISITION CORP.

(Offeror)

An Indirect Wholly Owned Subsidiary of

DANAHER CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

869380105

(CUSIP Number of Class of Securities)

Attila I. Bodi

Vice President and Chief Counsel, M&A

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel Serota, Esq.

Margaret Butler, Esq.

Greenberg Traurig, LLP

The MetLife Building

New York, NY 10166

(212) 801-9200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$46,064,560	$5,352.70

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 5,419,360 outstanding shares of common stock of Sutron Corporation (the “Company”), calculated on a fully diluted basis per information provided by the Company, at a purchase price of $8.50 cash per share, as of May 31, 2015, the most recent practicable date.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Satellite Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sutron Corporation, a Virginia corporation (the “Company”), at a price of $8.50 per Share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 26, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Sutron Corporation

22400 Davis Drive

Sterling, Virginia 20164

(703) 406-2800

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of May 31, 2015, there were 5,084,134 Shares issued and outstanding, 303,726 Shares issuable upon exercise of outstanding stock option grants, 31,500 Shares subject to restricted stock units, and no Shares of restricted stock reserved for issuance. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”).

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Conditions. The Offer is not subject to a financing condition.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated June 26, 2015.

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Joint Press Release of Hach Company and Sutron Corporation, dated as of June 22, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Danaher Corporation with the Securities and Exchange Commission on June 22, 2015).

(a)(1)(G)	Summary Advertisement as published on June 26, 2015.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp. and Sutron Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Sutron Corporation with the Securities and Exchange Commission on June 22, 2015).

(d)(2)	Tender and Support Agreement, dated as of June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp. and certain stockholders of Sutron Corporation party thereto (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Sutron Corporation with the Securities and Exchange Commission on June 22, 2015).

(d)(3)	Agreement Regarding Non-Competition, Non-Solicitation and Confidentiality, dated as of June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp. and certain officers and directors of Sutron Corporation party thereto.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SATELLITE ACQUISITION CORP.

By	/s/ Robert S. Lutz
Name:	Robert S. Lutz
Title:	Vice President, Treasurer and Secretary

Date:	June 26, 2015

DANAHER CORPORATION

By	/s/ Robert S. Lutz
Name:	Robert S. Lutz
Title:	Senior Vice President and Chief Accounting Officer

Date:	June 26, 2015

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated June 26, 2015.

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Joint Press Release of Hach Company and Sutron Corporation, dated as of June 22, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Danaher Corporation with the Securities and Exchange Commission on June 22, 2015).

(a)(1)(G)	Summary Advertisement as published on June 26, 2015.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp. and Sutron Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Sutron Corporation with the Securities and Exchange Commission on June 22, 2015).

(d)(2)	Tender and Support Agreement, dated as of June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp. and certain stockholders of Sutron Corporation party thereto (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Sutron Corporation with the Securities and Exchange Commission on June 22, 2015).

(d)(3)	Agreement Regarding Non-Competition, Non-Solicitation and Confidentiality, dated as of June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp. and certain officers and directors of Sutron Corporation party thereto.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.